January 30, 2007



William A. Bennett
Attorney
Division of Corporation Finance
Securities & Exchange Commission

Re:   m-Wise, Inc.
      Registration No.: 333-106160

Dear Mr. Bennett:

      On behalf of m-Wise, Inc. please find Amendment No.1 to the above referenced registration statement. I have revised the filing to update the Executive Compensation section to include information on 2006 and to correspond to the new changes in Executive Compensation disclosure. I have also revised the signature page to provide that Mr. Kabazo is signing as Chief Financial Officer and Principal Accounting Officer.

      Please call me if you have any questions. We hope to request effectiveness as soon as possible.


                                                Sincerely,



                                                \s\Arthur S. Marcus, Esq.
                                                -------------------------
                                                Arthur S. Marcus, Esq.